PRESS RELEASE

NEW GOLD ANNOUNCES PRICING OF C$275 MILLION

DEBT FINANCING

New Gold Inc. prices $55 million 5% Subordinated Convertible Debentures and $220 million Units

June 14, 2007 – Vancouver, British Columbia. Further to its previously announced (May 29, 2007 and May 30, 2007) offering (the “Offering”) of Units, Debentures, Flow-Through Shares and Shares, New Gold Inc. (“New Gold”) is pleased to announce the pricing of the 5% Subordinated Convertible Debentures (the “Debentures”) and the Units to be sold pursuant to the Offering. New Gold proposes to issue and sell up to $55 million of Debentures and up to $220 million of Units. The Debentures have a 7-year term, a 5% coupon and a conversion price of $9.35 per share.  The Units consist of an unsecured series D note with a face value of $1,000, a 10% coupon and a 10-year term.  In addition, each Unit also consists of 100 common share purchase warrants, each exercisable to acquire one common share of New Gold for a period of 10 years at an exercise price of $15.00 per share. The Offering is being conducted on a best efforts basis through a syndicate of underwriters (the “Underwriters”). The Underwriters have been granted an option to arrange for the purchase of up to an additional 10% of the Units and the Debentures at any time up to 30 days following closing.  The Offering is subject to certain conditions, including regulatory and TSX approval, and is expected to close on or about June 28, 2007.

New Gold will use the proceeds of the Offering to fund the pre-production development required to bring its New Afton Project into production, and to commence the expansion phase of the development during which time the mine will ramp-up to its full production rate.  The New Afton Project is situated 10 kilometres west of Kamloops, British Columbia, Canada.

The securities referenced herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For more information, contact:

Chris Bradbrook
President and Chief Executive Officer
New Gold Inc.
601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis and in the Company’s Annual Report of Form 40-F filed with the U.S. Securities and Exchange Commission. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured, Indicated and Inferred Resources, and the use of the terms “measured” “indicated resources,” and “inferred”.  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce and does not recognize them.  “Inferred” resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of  an “Inferred” resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of “Inferred” resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or be economically or legally mineable.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.